NORSAT INTRODUCES NEW PRODUCTS AT COMMUNICASIA2010

- New Microwave Wares Should Bolster Revenue Growth -

Vancouver, British Columbia – June 15, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that it has introduced two new products from its microwave division at the 21st International Communications and Information Technology Exhibition & Conference: CommunicAsia2010.

3000C C BAND PLL LNB - 3.625-4.2 GHZ

Norsat is pleased to announce the newest addition to the 3000C series of C-Band PLL LNBs, now available in 3.625-4.2 GHz. This new LNB series effectively handles the severe rain fading experienced in some climates. Applications include: VSAT networks, point-to-point and point-to-multipoint links, satellite news gathering, TV broadcasting, and DTH receivers using small, medium and/or large diameter antennas.

The Norsat 3000C C-Band PLL LNB further enhances the currently popular 3000 Series C-Band PLL LNB's, available in 3.4-4.2 GHz units with L.O. Stabilities of ±0.4 ppm  to ±5 ppm (±2 KHz to ±25 KHz).

Fiber Optic Modules

The new Norsat Fiber Optic Modules combine satellite technology with Fiber Optics. The Norsat LNB is connected directly to the Transmit module which is fitted with all-weather Fiber Optic connectors, allowing the satellite signal to be sent quickly and effectively through long lengths of Fiber Optic Cable. These compact, light weight modules are robust and easily mounted, allowing for significant savings in cost and installation time while assuring performance.

“These new products show Norsat’s commitment to bringing the best, cutting edge technologies to the microwave components marketplace,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “We continue to listen to our customer’s requests and believe these new wares will only enhance their communications capabilities. We are pleased to be presenting these new offerings at CommunicAsia2010, one of the largest and most renowned industry shows in the world. We expect to continue rolling out new products within our microwave division as we see an opportunity to increase revenues from that business unit.”

Both of these products will be on show at CommunicAsia2010 from June 15 – 18, 2010 at the Singapore Expo and Norsat will be in booth 6J1-03. Additional product information is available at www.norsat.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2845

 Email: achan@norsat.com

Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

 (212)370-4500; (212) 370-4505(Fax)

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended March 31, 2010, and the Management Discussion and Analysis for the quarter ended March 31, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.